Ply Gem Holdings, Inc.
185 Platte Clay Way, Suite A
P.O. Box 1017
Kearney, MO 64060

August 23, 2006

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006
File #3330114041

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 14, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (File No. 3330114041) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2005

General
1.	It appears to us that you may not have furnished Section 906 certifications with this filing or with other periodic reports in accordance with Item 601(a)(32) of Regulation S-K. Please explain.

Response: The Company will file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2005 furnishing the Section 906 certifications required by Item 601(a)(32). The Company proposes to file the Section 906 certifications in the Form 10-K/A, without re-filing the entire Form 10-K.

    The Company filed a registration statement on Form S-4 (File No. 333-11404107) to register $225,000,000 aggregate principal amount of its 9% senior subordinated notes due 2012 (the “Notes”) on March 30, 2004, which became effective on September 23, 2004. On December 23, 2004, the Company filed a second registration statement on Form S-4 (File No. 333-12164512) to register an additional $135,000,000 aggregate principal amount of the Notes, which became effective on January 13, 2005. The Company has not registered any of the Notes under section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). As of January 1, 2006, the Company had fewer than 300 security holders of record, and as a consequence, the Company's reporting obligations were automatically suspended under Section 15(d) of the Exchange Act. However, the Company is obligated by the terms of the indenture governing the Notes to file periodic reports under the Exchange Act, so it has been a voluntary filer since January 1, 2006. Under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 906 only applies only to “issuers.” An “issuer” is defined in Section 2(a)(7) of the Sarbanes-Oxley Act as a company that has securities registered under Section 12 of the Exchange Act, or is required to file reports under Section 15(d) of the Exchange Act. As the Commission has made clear in its FAQ on the Sarbanes-Oxley Act, dated November 8, 2002, revised November 14, 2002, in Section 2, Question 1, “the definition of issuer applies only to issuers required to file reports.” Because the Company does not have securities registered under Section 12 of the Exchange Act, and is not required to file reports under Section 15(d) of the Exchange Act, it is not an “issuer” as defined in Section 2(a)(7) of the Sarbanes-Oxley Act (and as clarified by the FAQ discussed above) and is therefore not required to furnish Section 906 certifications pursuant to Item 601(a)(32) of Regulation S-K in any periodic report for any period ending after January 1, 2006.

Form 10-Q for the quarterly period ended April 1, 2006

Note 2. Purchase Accounting, page 8

2.
Please tell us why you classified $2.1 million of third-party charges associated with your acquisition of Alenco as a non-operating expense. In this regard, it is unclear to us if this expense is similar to the $6.4 million transaction fee that you paid as a result of your acquisition of MWM in 2004. It is also unclear to us how you accounted for the $6.4 million fee in your financial statements. Please explain. In addition, please revise future filings to adequately identify and clarify how you account for and classify all related party transactions.

Response:  During the first quarter of 2006, the Company recognized an expense in the amount of $2.1 million for financing costs associated with debt refinancings that were accounted in accordance with EITF 96-19 (Debtor’s Accounting for a Modification or Exchange of Debt Instruments). Under EITF 96-19, the costs incurred with third parties as the result of a modification of debt that is not determined to be substantially different from the original debt, must be expensed. Only additional payments made directly to the creditor were capitalized as additional deferred financing costs. Accordingly, costs in the amount of $1.0 million paid to third parties relating to the refinancing due to the Alenco acquisition in February 2006 were expensed in the first quarter of 2006. In addition, third party refinancing costs in the amount of $1.1 million that were originally recorded as deferred debt expense in connection with the MW acquisition in August 2004 were expensed in the first quarter of 2006. Such adjustment was not considered to be material to the current or prior periods affected. Considering that these charges were related to debt financings, the Company believes the expenses are properly presented as non-operating.
      During 2004, under the Company’s General Advisory Agreement with an affiliate of Caxton-Iseman Capital, (the Caxton-Iseman Party), the Company paid a transaction fee of $6.4 million in connection with the MW acquisition. The transaction fee was for services including investigatory due diligence to assist the company in its decision to acquire MW. This fee was included in the MW acquisition purchase price. In future filings, the Company will disclose how all material related party transactions are accounted for and classified.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act;
•	staff comments or changes to disclosure in response to staff comments in such filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (816)903-8225.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer,
Treasurer and Secretary